Universal Business Payment Solutions Acquisition Corporation

1175 Lancaster Avenue, Suite 100

Berwyn, PA  19312

March 26, 2013

Via Edgar Transmission

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Universal Business Payment Solutions Acquisition Corporation.
Registration Statement on Form S-3
File No. 333-187339

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-187339) filed with the Securities and Exchange Commission (the “Commission”) by Universal Business Payment Solutions Acquisition Corporation (the “Company”) on March 18, 2013 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of the registration fee:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or require additional information, please contact our legal counsel, James A. Lebovitz, Esq. of Dechert LLP, at (215) 994-2510.

Sincerely,

UNIVERSAL BUSINESS PAYMENT SOLUTIONS ACQUISITION CORPORATION

By:	/s/ Gregory M. Krzemien
Name: Gregory M. Krzemien Title: Chief Financial Officer